SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2026

Commission File Number 1-34129

AXIA Energia S.A.

(Exact name of registrant as specified in its charter)

AXIA Energia S.A.

(Translation of Registrant's name into English)

Avenida Graça Aranha, 26
Centro, CEP 20030-900
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

1 Classification: PublicAXIA ENERGIA INTERNAL REGULATIONS OF THE ADVISORY COMMITTEES OF THE BOARD OF DIRECTORS1. Object1.1. The Unified Internal Regulations of the Advisory Committees ("Bylaws") establish criteria for the composition and investiture of the Advisory Committees ("Committees") to the Board of Directors ("Board" or "CA") of Axia Energia S/A ("Company" or "Axia") and regulates its scope, operation and relationship with the other bodies of the Company and its subsidiaries, subject to the provisions of the internal regulations of the Board of Directors, the Company’s Bylaws ("Bylaws"), the legislation in force and other applicable regulations, including the Novo Mercado Regulation of B3 S.A. – Brasil, Bolsa, Balcão ("Novo Mercado Regulation" and "B3", respectively), the Sarbanes-Oxley Act and rules issued by the Securities and Exchange Commission ("SEC"), the Brazilian Securities and Exchange Commission ("CVM") and the New York Stock Exchange ("NYSE").2. Composition and Investiture Requirements2.1. The Board of Directors has the support of five Committees, collegiate bodies of an opinionative and permanent nature that are directly linked to it, with specific purposes, duties and rules detailed in its own Annexes, as listed below:a) Audit and Risk Committee – Annex I (statutory); b) Planning and Projects Committee – Annex II (statutory); c) People and Governance Committee – Annex III (statutory); d) Legal Affairs Support Committee – Annex IV (non-statutory); and e) Sustainability Committee – Annex V (statutory).2.2. The Committees will be composed of 3 (three) to 5 (five) full members, without alternates, appointed by the Board of Directors, with at least 1 (one) member of the Board of Directors, with an independent majority, except for the Audit and Risk Committee – CAE, the Planning and Projects Committee and the People and Governance Committee, which will be formed entirely by independent members.2.3. The classification as an independent member shall comply with the criteria established in the Novo Mercado Regulation, in the Bylaws and in the applicable regulations issued by CVM.2 Classification: Public2.3.1. Compliance with the independence criteria must be recorded in the minutes of the meeting of the Board of Directors that elects the members of any Committee, which will have the prior opinion of the People and Governance Committee.2.4. The impediments and requirements portrayed in article 147 of Law no. 6.404/76, in addition to the other requirements set forth in the Company’s regulations.2.4.1. The members of the Board of Directors are exempt, upon their appointment to Committees, from a new preliminary integrity analysis and, with the exception of the Audit and Risk Committee, from new proof of investiture and independence requirements.2.5. The appointment of a member of the Board of Directors to a position on the Committees shall automatically take place upon their election by the Board of Directors. For members of the Audit and Risk Committee and external members of any Committees, the appointment is formalized after the election by the Board of Directors and the signature of the respective Instrument of Investiture, which will be prepared by the Governance Secretariat.2.6. A Member of the Board of Directors who also occupies a position of member of a Committee shall not be entitled to additional remuneration.2.6.1. The remuneration of External Members, when applicable, will be defined by the Board of Directors, taking into account the responsibilities, the time dedicated to the functions, the competence, the professional reputation and the value of their services in the market.2.6.2. The Company will provide all the resources necessary for the operation of the Committees, including the reimbursement of expenses of the members related to the performance of their duties, in accordance with the Company’s internal regulations.2.7. The Governance Secretariat will assist the Committees to ensure the regularity of their operation, including support for the annual planning of work, the definitions of agendas, the instruction of support material, the convening and support of meetings, the monitoring of demands and the preparation and custody of minutes and other documents related to the Committee’s activities.3. Management and Vacancy3.1. The term of office of the members of the Committees, of up to 2 (two) years, begins with their election by the Board of Directors and is in force until:3 Classification: Publica) the term of office as a Board Member, applying the exceptional and temporary extension of their term on the Committee on which they sit, according to article 150, paragraph 4, of Law 6.404/1976; b) the term of office/mandate established in the Instrument of Investiture; or c) their removal by the Board of Directors or resignation, which may occur at any time.3.2. The members of the Committees may be reappointed by decision of the Board of Directors, provided that the maximum limit of 10 (ten) years of uninterrupted term of office is observed.3.2.1. Having exercised a term of office, for any period, and terminated the relationship with the Company, the members of the Audit and Risk Committee may only rejoin such body after at least three (3) years from the end of the term.3.3. In case of vacancy or dismissal by the Board of Directors of a member of the Committee, and respecting the minimum composition of operation of the Committees, the Board of Directors may, at its discretion:a) elect, from among its members, a substitute to complete the remaining term of office; or b) elect a substitute External Member to serve a new term or to complete the mandate of their predecessor.4. Coordination of Committees4.1. The Coordinator and their eventual substitute will be appointed by the Committee members themselves, and the Board of Directors will be able to make such appointments.4.2. The role of Coordinator of the Committee should preferably fall on a member who sits on the Board of Directors, being responsible to: a) convene and direct the meetings of the Committee, coordinate its work and ensure compliance with the Annual Calendar of Meetings (“Calendar”) and the Annual Thematic Agenda (“Agenda”); b) propose the Calendar and Agenda to the Committee and submit the Agenda for approval by the Board of Directors; c) inform the Chief Executive Officer and the Chairman of the Board of Directors of the meeting agendas of the collegiate body; d) ensure that Committee members receive complete and timely information on the agenda items of the meetings; e) decide on the participation of guests at meetings, observing potential issues of conflict of interest;4 Classification: Publicf) inform the Chairman of the Board of Directors of the activities performed by the Committee, including recommendations, analyses and opinions, as well as report at the regular meetings of the Board of Directors on the work and conclusions of the Committee; g) represent the Committee in the relationship with the Board of Directors and other stakeholders, practicing and signing acts of a technical or administrative nature necessary for their functions, and h) ensure strict compliance with the Internal Regulations.5. Meetings5.1. The ordinary meetings of the Committees will take place at least monthly, according to the Calendar, with a call of 5 (five) days in advance, and extraordinarily, when necessary.5.1.1 Regardless of prior notice, a meeting attended by all members shall be deemed validly convened.5.2. The Governance Secretariat will indicate the deadline for the support material to be made available by the management areas. The opinion material must be made available within the call deadline, and the information material up to 3 (three) days before the meeting.5.2.1. In exceptional cases of justified urgency, the Committee Coordinator may authorize the availability of the material after the established deadline.5.3. The call may be made by electronic correspondence, automatic message from the Governance Portal or by other oral or written means.5.4. The support material and the agenda of the meeting must be made available through the Governance Portal.5.5. The Coordinator will define the meeting agendas based on the Agenda, the Committee’s priorities and demands, requests for advice from the Board and requests from the Chairman of the Board or any member of the Committee.5.6. Requests related to the composition of the Agenda, inclusion of untimely topics on the agenda and calls for extraordinary meetings must be sent to the Governance Secretariat, which will submit the request to the Committee Coordinator.5 Classification: Public5.7. The Committee must meet whenever possible at the Company’s headquarters, and meetings are allowed by any means of communication that guarantees the participation and manifestation of the vote of its members.5.8. In duly justified emergency situations, the Committee Coordinator may choose to deliberate between absentees at a virtually convened meeting, provided that the members’ comments are submitted to the Governance Secretariat within the stipulated time limit and recorded in the minutes of the meeting, which must be signed by the members who made the comments, respecting the minimum quorum rules for installation and deliberation.5.9. Meetings of the Committees shall be convened with the presence of a majority of their members, and resolutions shall be taken by the vote of a majority of those present. The decisions will be opinionated and not decisive.5.9.1 The voting participation in the meetings of the Committees is non-delegable, and the member is not allowed to be represented.5.9.2 In the event of a tie, the Committee Coordinator shall exercise a casting vote.5.10. Each meeting of the Committee must be recorded in minutes, drawn up in summary form and filed at the Company’s headquarters. The minutes must contain records of the matters dealt with, opinions, demands, dissents, protests, recommendations, attendance and absences of the members, and must be read, approved and signed by those present and made available to the members of the Board of Directors and the Committee.5.11. The Company’s Independent Auditor will have full and unrestricted access to the content of the minutes of the Committees and their respective annexes and manifestations, subject to the transfer of confidentiality.5.12. The minutes of the meetings of the Committees may be disclosed at the request of any member, provided that it is approved by a majority of the members, except if the Board of Directors considers that the disclosure may jeopardize the Company’s legitimate interest.6. Performance Evaluation6.1. The members of the Committees must participate in the periodic process of evaluating the performance of the Committees, the result of which will be submitted to the Board for knowledge and evaluation.6 Classification: Public6.2. The performance evaluation process may be coordinated by independent external consultancy and will adopt the assumptions and methodologies established by the BOD.7. Duties and Responsibility7.1. The members of the Committees must respect the Company’s internal policies and regulations, including, but not limited to, the Bylaws, these Internal Regulations, the Code of Conduct, the Corporate Governance Guide, the Material Information Disclosure and Securities Trading Policy, the Compliance Policy and other applicable internal rules.7.2. The members of the Committees are subject to the same legal duties and responsibilities as the Managers, including the duty to report to the Board the existence of any conflict of interest and to keep confidential documents and information not available to the public.7.3. Members must inform the Committees in which they participate, in full and in advance, of any conflict of interest, actual or potential, direct or indirect, related to the matter under consideration. In this case, the member may not intervene in matters in which there is a conflict, and must refrain from debating and giving an opinion on the subject, recording their abstention in the minutes.7.4. The confidentiality of corporate information must be maintained in accordance with the Company’s information security policy and standards, as well as the legislation and rules that regulate its activities.8. Amendment, Interpretation and Publication8.1. The Board of Directors may set additional guidelines and amend these Internal Regulations. If there are gaps, the Coordinator will apply the Rules of the Regulations to the Board, as long as they are compatible with the nature and function of the Committee in question.8.2. These Internal Regulations of the Advisory Committees were approved by the Company’s Board of Directors through Resolution No. 052/2026 of 04.30.2026 and entered into force on the same date.7 Classification: PublicAnnex I Audit and Risk Committee (“CAE”)1. Purpose1.1. The Committee’s purpose is to advise the Company’s Boards of Directors, Axia Energia Norte S.A., Axia Energia Nordeste S.A., Axia Energia Sul S.A., Santo Antonio Energia S.A. - SAESA and, when applicable and subject to the rules established by the Holding Company’s Board of Directors, the other companies controlled by the Company, in fulfilling its oversight and senior management responsibilities, including, but not limited to, the analysis and issuance of recommendations on internal audit, accounting and independent audit work, risk management, internal controls and financial management, in order to provide greater efficiency and quality to the decision-making process.1.2. This Annex I is part of the Unified Internal Regulations of the Advisory Committees, approved by the Company’s Board of Directors through Resolution No. 052/2026, of 04.30.2026.2. Duties2.2. It is the responsibility of the Audit and Risk Committee, in addition to other duties conferred on it by the Board of Directors:In relation to Independent Auditors:i. Provide an opinion on the contracting and dismissal of independent auditors providing independent external audits or for any other service; ii. Develop an understanding and discuss the annual work plan of the independent auditors for the current fiscal year; iii. Supervise the activities of independent auditors and assess their independence, quality of the services provided and the adequacy of such services to the Company’s needs; iv. Provide an opinion on new work and fix fees, of any nature, of the independent auditors, including their independence; v. Provide an opinion on any contracts involving independent auditors, including for the provision of services to the AXIA Energia Group that are not related to auditing; vi. Evaluate and retrospectively analyze, on an annual basis, the services provided by the independent auditors in the year;8 Classification: PublicIn relation to Financial Statements and Contingent Liabilities:vii. Supervise and bring to the attention of the Board of Directors the activities related to the preparation of the Company’s quarterly information and annual financial statements, monitoring its preparation process; viii. Discuss with the Executive Board and independent auditors the result of the examination of the financial statements and other significant issues that may affect its reliability; ix. Supervise the quality and integrity of the information and measurements disclosed based on adjusted accounting data and non-accounting data that add elements not forecast to the structure of standard reports on financial statements; x. Advise the Board of Directors in the analysis of the annual and quarterly consolidated financial statements, prepared in accordance with international accounting practices (IFRS), regarding its compliance with legal and regulatory requirements and the adequate portrayal of the Company’s economic and financial situation, for filing with the Brazilian Securities and Exchange Commission (CVM) and the Securities and Exchange Commission (SEC); xi. Monitor the evolution of contingent litigation (civil, labor, tax and environmental, among others), risk of loss and legal measures adopted by the Company; xii. Monitor the management of liabilities related to compulsory loans, including agreements entered into xiii. Supervise the appropriateness of accounting provisions in relation to opinions from the legal department and external lawyers;In relation to Internal Auditing:xiv. Supervise the quality and integrity of the internal audit activities and processes of the Company and its subsidiaries, monitoring their independence, effectiveness and the sufficiency of their structure; xv. Monitor the recommendations issued by the internal audit together with its degree of criticality and compliance by the management of Eletrobras and its subsidiaries; xvi. Provide an opinion on the annual internal audit plan and its amendments, annual report of internal audit activities, proposals for regulations, establishment of attributions and regulation of the operation of the Internal Audit of the Company and its subsidiaries; xvii. Provide an opinion on the budget of the Company’s Internal Audit and on the remuneration of the Head of the Internal Audit; xviii. Carry out a formal evaluation, on an annual basis, of the performance and work carried out by the Company’s Internal Audit team, as well as the Head of the Company’s Internal Audit;9 Classification: PublicRegarding Internal Controls:xix. Oversee the quality and integrity of the internal control mechanisms and activities developed in the area, as well as evaluate the internal control environment at its different levels, competencies and responsibilities linked to the preparation of the Company’s financial statements, in accordance with international accounting standards (IFRS) and the compliance requirements of the Sarbanes-Oxley Act (SOx), xx. Monitor and analyze the recommendations and the report of internal controls made by the independent auditors, as well as the tests and reports on internal controls related to financial, accounting, legal and ethical aspects, prepared by the internal audit, including the responses of the company’s management to the recommendations made on controls and nonconformities; xxi. Monitor and supervision the implementation and compliance in relation to recommendations for internal controls on the part of company management, including those prepared by the CAE, in order to eliminate or mitigate any relevant deficiencies that are identified;In relation to Risk Management:xxii. Evaluate and monitor the corporate risk matrix and map covering the Company and its subsidiaries, as well as the effectiveness and sufficiency of control and risk management systems, proposing improvements when necessary; xxiii. Advise the Board of Directors in the establishment of policies related to risk assessment and management; xxiv. Supervise compliance with the Risk Management Policy, identifying potential improvements that can be made to the risk management system; xxv. Monitor, issue recommendations and request information involving risk exposures of the company related to management compensation, use of company assets and expenses incurred on behalf of the company; xxvi. Track and monitor activities and initiatives related to information security and cybersecurity;In relation to Compliance:xxvii. Supervise the execution of the Integrity Program of the companies of the Axia Energia group, recommend potential improvements and analyze the related reports intended for the xxviii. CA; xxix. Evaluate and monitor, together with management and internal auditing, the appropriateness of actions taken to prevent and combat fraud and corruption;10 Classification: Publicxxx. Evaluate, monitor and recommend to management, within the scope of the CAE’s duties, the correction or improvement of the company’s internal policies; xxxi. Receive and analyze information from the Executive Board, the independent auditing, and internal auditing regarding deficiencies in internal controls, the disclosure of financial information and fraud involving managers or employees, recommending that the appropriate measures be taken; xxxii. Inform the Board of Directors of the existence or evidence of error or fraud, which come to the attention of the CAE, consisting of: • a failure to comply with legal and regulatory standards that jeopardize continuity of the Company; • fraud of any value perpetrated by third parties or officers and employees of Company; and • errors that result in relevant inaccuracies in the Company’s financial statements.In relation to complaints:xxxiii. Receive and monitor the processing of complaints, including confidential, internal and external to the Company, in matters related to the scope of its activities, in addition to analyzing internal procedures related to such matters, including the protection of the information provider, such as anonymity and guarantee of confidentiality, through the independent reporting channel managed by the Company, duly monitored by the Committee; xxxiv. Monitor and supervise the activities carried out by reporting hotline and the management of issues reported, including infractions of an ethical nature, with a focus on mitigating corporate risks, and develop an understanding of the department’s reports; xxxv. Monitor complaints and recommendations involving conflicting high level work flows, as well as those involving a high degree of materiality and/or relevant associated risk; xxxvi. Provide an opinion regarding the preparation of policies and procedures related to the management of consequences, as well as work flows and management of complaints;In relation to Health Care and Supplementary Pension:Monitor, from the perspective of actuarial risk, the indicators and proposals for optimizing the provision of health care and supplementary pension benefits sponsored and/or maintained by Axia Energia companies;11 Classification: PublicIn relation to Transactions with Related Parties:xxxvii. Monitor compliance with the Related Party Transactions Policy and relevant regulations; xxxviii. Evaluate and monitor, together with management and the internal audit area, the adequacy of transactions with related parties within the competence and scope of the Board of Directors, in accordance with the Jurisdiction Standard and with the applicable regulation.In relation to Regulations:xxxix. Monitor, within the scope of its duties and from the perspective of risks, the performance of regulatory bodies involving supervision and inspection on relevant topics, as well as monitor discussions and possible regulatory changes that may materially affect the company’s results; xl. Monitor, within the scope of its duties and from the perspective of risks, the management of demands, ongoing administrative proceedings and sanctions arising from a regulatory agent; xli. Monitor compliance with the conditions imposed by applicable Brazilian or foreign corporate laws and regulations, including the provisions of the Sarbanes-Oxley Act and the rules issued by the SEC and the NYSE; xlii. Monitor, within the scope of its attributions and from the perspective of risks, the preparation process of the Reference Form, the Corporate Governance Report, the Annual Report and the Management Report;In relation to Corporate Operations:xliii. Monitor, within the scope of its attributions and from the perspective of risk, corporate operations of merger, incorporation and spin-off involving the Axia Energia group;In relation to Committee Self-Governance:xliv. Prepare an annual report with information on the activities, results, conclusions and recommendations, recording, if any, the significant divergences between management, independent audit and the CAE in relation to the financial statements.3. Specific Rules3.1. At least one (1) of the CAE members must have recognized experience in corporate accounting matters.12 Classification: Public3.2. In order to comply with the requirement of recognized experience in corporate accounting matters, provided for in § 5 of the caput, the CAE member must have:a) knowledge of generally accepted accounting principles and financial statements; b) ability to evaluate the application of these principles in relation to the main accounting estimates; c) experience preparing, auditing, analyzing or evaluating financial statements that have a level of coverage and complexity comparable to those of the company; d) educational background compatible with corporate accounting knowledge necessary for the activities of the CAE; e) knowledge of internal controls and corporate accounting procedures.3.3. Compliance with the requirements set forth above must be proven through documentation kept at the company’s headquarters, available to the CVM, for a period of five (5) years from the last day of the CAE member’s term of office.3.4. In the event of resignation and/or removal from office of the CAE, the Committee may, on a temporary and exceptional basis, operate with only two members in office, and the third member must be elected by the Board within 30 (thirty) days, counted from the date of resignation, in compliance with the minimum composition established in item 2.3 of the Internal Regulations of the Advisory Committees.3.5. During this period of extraordinary operation, the manifestations of the CAE must occur unanimously by the members.3.6. Without prejudice to the provisions of the Rules of Procedure, the Coordinator of the CAE or their substitute, accompanied by other members of the CAE, when convenient or necessary, shall also meet:a) monthly with the Company’s Board of Directors, in order to provide the report on the Committee’s work in the corresponding period; b) at least quarterly with the independent auditors and the Fiscal Council; and c) with the Fiscal Council and/or the Board of Directors, at the request of these Boards, to discuss policies, practices and procedures identified within the scope of their respective attributions.3.7. A detailed annual report prepared by the Audit and Risks Committee will be kept at the Company’s headquarters for a period of five (5) years, containing the description of:13 Classification: Publica) its activities, the results and conclusions reached and the recommendations made; and b) any situations in which there is a significant divergence between the Company’s management, the independent auditors, and the Audit and Risk Committee in relation to the Company’s financial statements.3.8. A summary annual report will also be prepared, to be presented together with the financial statements, containing the descriptions mentioned in item 3.7 of this Annex I.3.9. The Audit and Risk Committee shall have operational autonomy and budget allocation, annually or per project, within limits approved by the Board, to conduct or commission consultations, evaluations and investigations within the scope of its activities, including the eventual hiring of independent external experts, as well as to bear its ordinary expenses.3.10. The Audit and Risk Committee will have access to complaints, including those of a confidential nature, internal and external to the Company, in matters related to its activities, through the independent complaints channel managed by the Company’s Vice-Presidency of Governance and Sustainability, as well as supervising the Company’s performance in the treatment of manifestations, focusing on the mitigation of corporate risks.14 Classification: PublicAnnex II Planning and Projects Committee (“CPRO”)1. Purpose1.1. The purpose of the Committee is to advise the Company’s Board of Directors in the fulfillment of its legal and statutory duties and attributions, including, but not limited to, analysis and issuance of recommendations on strategic planning, financial management, relevant business transactions, shareholder compensation, the Company’s capital structure and strategy focused on innovation, research and new technologies, in order to provide greater efficiency and quality to the decision-making process.1.2. This Annex II is part of the Unified Internal Regulations of the Advisory Committees, approved by the Company’s Board of Directors through Resolution No. 052/2026, of 04.30.2026.2. Duties2.1. It is incumbent upon the Strategy Committee, in addition to other duties conferred on it by the Board of Directors: a) analyze the Company’s Strategic Plan, prior to its approval by the Board; b) support the Board in designing the Company’s capital structure, reviewing the cost of capital and setting other relevant financial guidelines; c) give an opinion on the establishment of guidelines and policies aimed at the distribution of dividends and payment of interest on shareholders’ equity; d) give an opinion on financial and M&A transactions, in addition to relevant transactions; e) support the establishment of strategic guidelines for the energy trading business; f) supervise investments in reinforcements and improvements and monitor the execution of relevant projects; g) monitor the Company’s strategic financial management, including the liquidity of the cash flow, the level of indebtedness and the quality of the relationship with creditors; h) express its opinion on proposals for participation in auctions and other competitive processes aimed at the segments of generation, transmission and commercialization of energy;15 Classification: Publici) monitor the execution of the Strategic Plan, focusing on the implementation of strategic initiatives and objectives and the evolution of top-level indicators, in addition to proposing remediation measures, when necessary; j) evaluate the innovation strategy, development and adoption of new technologies and R&D initiatives, proposing guidelines that can improve operational efficiency, leverage business and provide sustainable value generation; and k) monitor the process of preparing the Reference Form, discussing, with adequate advance notice to be agreed jointly with each party involved, the documents and reports that support the information presented.16 Classification: PublicAnnex III People and Governance Committee (“CPES”)1. Purpose1.1. The purpose of the Committee is to advise the Company’s Board of Directors in the fulfillment of its legal and statutory duties and attributions, including, but not limited to, analysis and issuance of recommendations on appointment, remuneration, performance evaluation and succession of managers and external members of Advisory Committees, in addition to supporting the development of corporate identity and culture and other policies aimed at people, culture and corporate governance, in order to provide greater efficiency and quality to the decision-making process.1.2. This Annex III is part of the Unified Internal Regulations of the Advisory Committees, approved by the Company’s Board of Directors through Resolution No. 052/2026, of 04.30.2026.2. Duties2.1. It is the responsibility of the People and Governance Committee, in addition to other duties conferred on it by the Board of Directors:a) analyze the eligibility requirements for the Company’s director nominees; b) give an opinion on the election of members of the Company’s Executive Board, as well as managers of subsidiaries, foundations and associations, according to the rule of jurisdiction defined by the Board of Directors; c) assist the Board of Directors in the preparation and monitoring of management succession of managers, as well as proposing to the Board of Directors regulations that deal with respective routines and methodologies, observing the guidelines established by the Board of Directors regarding diversity practices in the composition of the Company’s management bodies and its subsidiaries, including aspects of race, gender, profile, experience and skills; d) assist the Board of Directors in the definition of general compensation guidelines, in the preparation and analysis of the proposal for global compensation of managers for submission to the General Meeting, and in setting the specific compensation of managers and external members of advisory committees; e) report to the Board of Directors on the analysis of requirements and impediments to the investiture of agents of the Company’s governance, as well as on potential situations of conflict of17 Classification: Publicinterests, potential loss of independence and/or potential supervening situations of impediment to the position; f) evaluate the structure and effectiveness and give an opinion on reforms of the Company’s main governance documents, including the Articles of Incorporation, Code of Conduct, Internal Regulations, General Corporate Governance Guidelines, policies and other relevant regulations on governance, jurisdiction, appointment, performance evaluation, competence matrix, succession, onboarding and indemnity of managers; g) monitor the external perception regarding the degree of maturity of the practices of corporate governance of the Company and propose measures aimed at the constant development of its corporate governance system, including guidelines for the composition of the boards and remuneration of its members; h) propose measures aimed at fostering a harmonious and orderly work environment among Shareholders, the Board of Directors, the Executive Board and the Fiscal Council, capable of bringing benefits to the Company; i) support the Chairman of the Board of Directors in organizing a formal and periodic process for evaluating the performance of directors and officers, the Board of Directors, the Governance Secretariat and its advisory committees, in addition to designing the competency matrix of each governing body; j) monitor the action plans resulting from the performance evaluation cycles and give an opinion on their effectiveness; k) monitor the execution of the individual development plans of the Company’s main executives, within the scope of the succession processes; l) monitor the process of preparing the Reference Form, discussing, with appropriate advance notice, to be defined jointly with each party involved, the documents and reports that support the information presented. m) give an opinion on matters of attribution of the Board of Directors that deal with career structure supplementary pension, health care and collective bargaining agreements; n) propose a talent recruitment and selection policy, recommending skills and profile necessary for positions and functions for the Company to achieve its medium and long-term goals; o) support the Board of Directors in the analysis, discussion and initiatives related to corporate identity, in order to foster the practice of the declared values and the development of the Company’s corporate culture; and p) monitor and discuss the results of organizational climate surveys and market comparisons.18 Classification: PublicAnnex IV Legal Affairs Support Committee ("CAAJ")1. Purpose1.1. The purpose of the Committee is to advise the Company’s Board of Directors in the fulfillment of its legal and statutory duties and attributions, including, but not limited to, monitoring the solutions in relevant disputes and judicial and extrajudicial agreements and other relevant legal issues, in order to provide greater efficiency and quality to the decision-making process.1.2. This Annex IV is part of the Unified Internal Regulations of the Advisory Committees, approved by the Company’s Board of Directors through Resolution No. 052/2026, of 04.30.2026.2. Duties2.1. It is the responsibility of the Legal Affairs Support Committee, in addition to other duties conferred on it by the Board of Directors:a) monitor the sizing and structuring of the legal area of the Company and its subsidiaries; b) monitor solutions in relevant disputes, as well as in judicial and extrajudicial agreements; c) propose studies related to strategic topics for the legal sector and coordinate the definition of procedural conduct policies; d) guide the legal strategies of tax and corporate planning; e) advise on the strategic definition in relation to the major causes and mass litigation of the Company; f) conduct the strategy and monitor the relevant contractual operations, as well as monitor legal contracts; g) propose, evaluate and monitor the annual budget of the legal department; h) issue recommendations on the annual goals of the legal department; and i) monitor other relevant legal issues.19 Classification: PublicAnnex V Sustainability Committee (“CSUS”)1. Purpose1.1. The purpose of the Committee is to advise the Company’s Board of Directors in the fulfillment of its legal and statutory duties and attributions, including, but not limited to, evaluating, issuing and monitoring recommendations on sustainability strategy, in order to provide greater efficiency and quality to the decision-making process.1.2. This Annex V is part of the Unified Internal Regulations of the Advisory Committees, approved by the Company’s Board of Directors through Resolution No. 052/2026, of 04.30.2026.2. Duties2.1. It is the responsibility of the Sustainability Committee, in addition to other duties conferred on it by the Board of Directors:a) evaluate and issue recommendations on socio-environmental sustainability strategies in the formulation, execution, review and/or complementation of strategic planning, considering the purpose, aspirations and values declared by the Company; b) evaluate and issue recommendations on policies and conduct, positions of the Company and its relationship with communities and other stakeholders, regarding safety, environment, health and human rights issues; c) support the definition, evaluation and monitoring of the Company’s sustainability and image indicators and initiatives and propose improvements through an annual review of the indicators; d) evaluate and propose the joining or continued participation of the Company in initiatives, technical standards or agreements, national or international, related to sustainability issues; monitor ESG rating reports and evaluations; monitor the treatment of the main controversies related to the socioenvironmental theme; e) evaluate and monitor the production of the Sustainability Report and its materiality matrix, following internationally accepted standards, which include Company’ performance and can be used as an instrument for communicating commitments to its stakeholders; f) monitor and evaluate the results of the implementation of sustainable management tools and the development of communication platforms to access information from the Company on its corporate sustainability;20 Classification: Publicg) monitor the status of the Company’s main social and environmental initiatives, whether or not directly linked to the operation of its assets; h) evaluate the policies and proposals for donations and the making of non-compulsory expenditures related to the matters under its attribution, which are under the purview of the Board of Directors; and i) monitor the Company’s performance in the indicators arising from the completion of the ISE Bovespa and Dow Jones Sustainability Index (DJSI) questionnaires and others in which the Company decides to participate.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 8, 2026

AXIA Energia S.A.

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.